Exhibit 99.1

Iris Energy successfully completes $232 million Nasdaq IPO

On track to become one of the largest Bitcoin miners with 15.2 EH/s

Key highlights

•	Successful completion of a $232 million Nasdaq IPO. J.P. Morgan, Canaccord Genuity and Citigroup acted as lead book-running managers.

•	15.2 EH/s of miners secured[1]:

o	0.7 EH/s currently operating

o	0.8 EH/s to be shipped in 2021 (2,841 Bitmain S19j Pro miners currently in transit[2]; 2,290 Bitmain S19j Pro and 3,122 Bitmain S19j miners scheduled for December)

o	5.7 EH/s to be shipped in 2022 (42,575 Bitmain S19j Pro and 15,705 Bitmain S19j miners)

o	8.0 EH/s to be shipped in 2023 (80,294 Bitmain S19j Pro miners).

•	Operations:

o	657 PH/s average operating hashrate in November, powered by 98% renewable energy

o	113 Bitcoin mined during the month, generating monthly operating revenue of $6.6 million

o	Welcomed Lindsay Ward (President) and Mike Alfred (Non-Executive Director).

•	Construction & Development:

o	Construction continues to progress at Mackenzie (BC, Canada), expected to deliver capacity of 1.5 EH/s (50MW) in 2022

o	Broke ground at Prince George (BC, Canada), expected to deliver capacity of 1.4 EH/s (50MW) in 2022 and expansion to 2.4 EH/s (85MW) in 2023

o
Development works continued on a range of additional sites which have been secured across Canada, USA and Asia-Pacific. Development of those sites is expected to support up to 1GW of aggregate power capacity to install the Company’s 15.2 EH/s of miners (~530MW).

Corporate update

On November 19, 2021, Iris Energy successfully completed a $232 million IPO and has listed on the Nasdaq Global Select Market.

Net proceeds from the IPO to be primarily used to fund the Company’s capex initiatives, including miner purchases (15.2 EH/s secured) and the construction of the Company’s proprietary specialized data centers.

Iris Energy also recently welcomed Lindsay Ward as President and Mike Alfred as Non-Executive Director:

•
Lindsay has over 35 years’ operational experience in front-line senior business leadership positions as Chief Executive Officer, Managing Director and General Manager in the infrastructure, industrials, energy and resources industries. Lindsay’s experience spans a vast range of operational and greenfield expansion projects across gas pipelines, wind farms, solar farms, ports, rail, bulk liquid storage terminals and conventional energy generation assets.

•
Mike is a private investor, advisor and board member, and previously served as the CEO of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, from when he co-founded the company in January 2018 through its sale to New York Digital Investment Group LLC (NYDIG) in November 2020.

1 In addition to 0.7 EH/s currently operating, 14.5 EH/s of aggregate nameplate hashrate capacity has been secured through binding contracts for future delivery of miners.
2 1,133 Bitmain S19j Pro miners have been received as at the date of this report.

Canal Flats update (0.7 EH/s, 30MW) – BC, Canada

Canal Flats is 100% owned and operated by Iris Energy and has been operating since 2019. The project includes 10 acres of freehold land, an on-site 30MW substation, specialized data centers, a fabrication facility and ancillary infrastructure (including fiber connectivity).

Canal Flats achieved monthly average operating hashrate of 657 PH/s in November 2021, powered 98% by renewable energy. Additional miners being delivered to site are expected to increase operating hashrate above 700 PH/s in December 2021.

Canal Flats’ highly efficient specialized data center design is now being rolled out to Mackenzie and Prince George. This proprietary design is expected to allow miners to run at optimized hashrate under all weather conditions, enhance revenue earning opportunities and extend expected miner life.

See Canal Flats site tour video at https://youtu.be/-tld2Hw0AqM.

Mackenzie update (1.5 EH/s, 50MW) – BC, Canada

Construction continued to progress at the Company’s 1.5 EH/s (50MW) site in Mackenzie.

Foundation works for the data centers are nearing completion, with construction of the buildings scheduled to commence in the next 6 weeks. The first 0.3 EH/s (9MW) remains on track for commissioning during Q2 2022 followed by full ramp up to 1.5 EH/s (50MW) during Q3 2022.

Upon completion, the specialized data centers are expected to power an additional ~15,000 Bitmain S19j Pro miners generating 1.5 EH/s of incremental hashrate and adding approximately 15 direct full-time local jobs in Mackenzie.

Prince George update (2.4 EH/s, 85MW) – BC, Canada

Construction commenced at the Company’s 2.4 EH/s (85MW) site in Prince George.

The first 1.4 EH/s (50MW) is expected to be energized by the end of Q3 2022 with the additional 1.0 EH/s (35MW) coming online in 2023.

Upon completion, the specialized data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.

Future development sites

Development works continued on a range of additional sites which have been secured across Canada, USA and Asia-Pacific. Development of those sites is expected to support up to 1GW of aggregate power capacity to install the Company’s 15.2 EH/s of miners (~530MW).

Planning activities, design & engineering and the BC Hydro electrical connection process continues on a number of sites in British Columbia, Canada. The Company is also actively engaging with local First Nations, surrounding communities and local businesses to ensure there is widespread benefit from Iris Energy’s investment in regional British Columbia.

In the USA and Asia-Pacific, a number of additional sites (all targeting abundant and/or under-utilized renewable energy) are under varying stages of site due diligence, design & engineering, and electrical connection submissions.

Further details will be provided in due course including as and when development sites transition to the construction phase.

Operating and Financial Results

Daily average operating hashrate chart

Technical commentary

Operational performance remained strong during November with operating hashrate continuing to increase, slightly impacted at the end of the month due to a scheduled outage and firmware updates on some of the miners.

Revenue per Bitcoin mined increased by 1%3, with revenue down 10% from October 2021 primarily due to 1 less day in the period combined with an increase in the network difficulty (average implied global hashrate increased from 142 EH/s to 159 EH/s).

Operating*	Sep-21	Oct-21	Nov-21
Operating power usage (MW)	19	22	23
Avg operating hashrate (PH/s)	549	649	657
* Reflects actual recorded operating power usage and hashrate (not nameplate).
Financial (unaudited)	Sep-21	Oct-21	Nov-21
Bitcoin mined	113	127	113
Mining revenue (US$’000)[3]	5,087	7,338	6,593
Electricity costs (US$’000)[3]	737	852	822
Revenue per Bitcoin (US$)	44,847	57,634	58,328
Electricity costs per Bitcoin (US$)	6,498	6,695	7,275

Miner Shipping Schedule	Hardware	Units	PH/s (shipments)	PH/s (cumulative)
Operating (November 2021)	S19j Pro / A12[4]	7,770	657	657
Q4 2021	S19j Pro / S19j	8,253	795	1,452
Q1 2022	S19j Pro / S19j	11,584	1,112	2,564
Q2 2022	S19j Pro / S19j	11,660	1,119	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats	30	0.7	Complete	Operating
Mackenzie	50	1.5	Q2-Q3 2022	Under construction
Prince George	85	2.4	Q3 2022/2023	Under construction
Other secured sites	365	10.6	TBC	Under development
Total	530	15.2

3 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last working day of each month. The rate applied for November 2021 is A$1 to US$0.7088.
4 Includes mix of lower efficiency hardware (e.g., T17, S17+, A10, A11), which is estimated to represent less than 15% of the operating 657 PH/s.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that builds, owns and operates specialized data center infrastructure with a focus on entry into regions where it can access abundant and/or under-utilized renewable energy to power its operations. Iris Energy supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to anticipated expansion, scheduled shipments and development activities. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s Prospectus filed with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https://investors.irisenergy.co/ir-resources/email-alerts.